NovaWest NovaWest Resources Inc.

06018218

RECEIVED
2006 NOV -7 P 1:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For Immediate Release

PRIVATE PLACEMENT

October 30, 2:30PM, 2006

Novawest Resources Inc. (TSXV - NVE; Frankfurt - NWM), announces that the Company has arranged a non-brokered Private Placement through the issuance of 2,600,000 units at a price of $0.10 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company for a period of 60 months. The warrants are exercisable at $0.10 per share. There will be finders' fees paid on this transaction, subject to the policies of the TSX Venture Exchange. The proceeds of $260,000, less finder's fees, will be applied to the Company's working capital. All shares issued with respect to this private placement will be subject to applicable regulatory hold periods. The Private Placement is subject to the approval of the TSX Venture Exchange.

Novawest invites the public to visit its website at http://www.Novawest.com or e-mail us at Novawest@Novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

SUPPL

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUITE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION. "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS NEWS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN OR IMPLIED HEREIN.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C.Exemption12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
~~Dun & Bradstreet~~ Listed

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.